SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             -----------------------

                NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP
                -------------------------------------------------
                                (Name of Issuer)

                               Depositary Receipts
                               -------------------
                         (Title of Class of Securities)

                                    644206104
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                               Charles L. Frischer
                               30 West 63rd Street
                                     Apt 12
                               New York, NY 10023



     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2007
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(continued on next page(s))                                          Page 1 of 8

CUSIP NO.  644206104                   13D                           Page 2 of 8

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven A. Berger
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     28,147
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            28,147
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      28,147
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  644206104                   13D                           Page 3 of 8

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles Frischer
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     52,096
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            52,096
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      52,096
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  644206104                   13D                           Page 4 of 8

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jon Goodman
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  644206104                   13D                           Page 5 of 8

Item 1. Security and Issuer

      This Amendment No. 1 amends certain information contained in the Schedule 13D filed jointly by Steven Berger, Charles Frischer and Jon Goodman with respect to its ownership interest New England Realty Associates Limited Partnership, a Massachusetts limited partnership (the "Issuer"), on June 14, 2007 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.


Item 3. Source and Amount of Funds of Other Consideration.

      Item 3 is amended by adding the following:

      Steven Berger purchased 12,302 Depositary Receipts from June 21, 2007 through July 5, 2007 for an aggregate purchase price of $1,032,402. Mr. Berger used his personal funds to acquire these Depositary Receipts.

Item 4. Purpose of Transaction.

      Item 4 is amended by adding the following:

      On July 5, 2007, Charles Frischer, on behalf of himself and the other Reporting Persons, sent a letter to the Issuer advising the Issuer that the consent being sought pursuant to the Issuer's Proxy Statement filed with the Securities and Exchange Commission on June 28, 2007 (the "Proxy Statement") pursuant to which the Issuer is seeking the consent of limited partners and depositary receipt holders of the Partnership (collectively, "Limited Partners") to the appointment of three individuals to the Advisory Committee of the Issuer does not comply with the terms of the Second Amended and Restated Contract of Limited Partnership of the Issuer (the "Partnership Agreement"). In addition, the letter stated that Proxy Statement is significantly deficient in its disclosure regarding the consent being sought and that in light of the foregoing, the Reporting Persons demanded that, at a minimum, the Proxy Statement be modified to comply with the Partnership Agreement and applicable law. A copy of the letter is attached hereto as Exhibit 3 and incorporated by this reference.

Item 5. Interest of Securities of the Issuer.

      Item 5 is amended as follows:

      (a) and (b) Beneficial ownership

      As of the date of this Amendment No. 1 to Schedule 13D, the Reporting Persons beneficially owned the respective numbers of Depositary Receipts set forth below. The percentages set forth below and on the cover pages hereto represent percentages of the outstanding Depositary Receipts based on a total of 1,323,766 Depositary Receipts outstanding at March 31, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2007.

CUSIP NO.  644206104                   13D                           Page 6 of 8

Reporting Person             Number of Depositary Receipts            Percentage
----------------             -----------------------------            ----------

Steven A. Berger                         28,147                          2.1%
Charles Frischer                         52,096                          3.9%
Jon Goodman                              1,000                           0.1%
All Members of the Group                 81,243                          6.1%

      By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Depositary Receipts owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Depositary Receipts owned by the other Reporting Persons.

      Steven A. Berger has sole voting power and sole investment power with respect to all of the 28,147 Depositary Receipts he beneficially owns.

      Charles Frischer has sole voting power and sole investment power with respect to all of the 52,096 Depositary Receipts he beneficially owns.

      Jon Goodman has sole voting power and sole investment power with respect to all of the 1,000 Depositary Receipts he beneficially owns.

      (c) Transactions during the past sixty days

      Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

      (d) Right to receive dividends or proceeds

      Not applicable.

      (e) Beneficial ownership of less than five percent

      Not applicable.

CUSIP NO.  644206104                   13D                           Page 7 of 8

Item 7. Materials to be Filed as Exhibits.

      Item 7 is amended by adding the following:

      3.    Letter from Charles Frischer to the Issuer dated July 5, 2007

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of: July 6, 2007


                                                     /s/ Steven A. Berger
                                                     ---------------------------
                                                     Steven A. Berger


                                                     /s/ Charles Frischer
                                                     ---------------------------
                                                     Charles Frischer


                                                     /s/ Jon Goodman
                                                     ---------------------------
                                                     Jon Goodman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO.  644206104                   13D                           Page 8 of 8

                                     ANNEX A

          Schedule of Transactions in Depositary Receipts of the Issuer
                             During the Past 60 Days

                                Steven A. Berger
                                ----------------

Date of Transaction     Quantity Purchased(1)    Price per Depositary Receipt(2)
-------------------     ---------------------    -------------------------------
5/07/2007                        1000                        $85.01
5/09/2007                        400                         $83.01
5/09/2007                        200                         $83.51
5/09/2007                        300                         $83.01
5/09/2007                        500                         $82.71
5/10/2007                        300                         $82.51
5/10/2007                        600                         $82,51
5/11/2007                        200                         $82.54
5/14/2007                        500                         $83.27
5/15/2007                        400                         $84.02
5/16/2007                        500                         $83.87
5/22/2007                        500                         $82.76
5/22/2007                        500                         $83.01
5/24/2007                        300                         $82.78
5/25/2007                        500                         $83.52
6/21/07                          500                         $81.77
6/28/07                          100                         $83.18
6/29/07                         1,000                        $84.01
7/02/07                         6,100                        $84.03
7/03/07                          100                         $84.38
7/05/07                         4,502                        $84.00

                               Charles Frischer
                               ----------------

Date of Transaction     Quantity Purchased(1)    Price per Depositary Receipt(2)
-------------------     ---------------------    -------------------------------
6/13/2007                       1,000                        $77.00
6/13/2007                        950                         $76.50

                                  Jon Goodman
                                  -----------

Date of Transaction     Quantity Purchased(1)    Price per Depositary Receipt(2)
-------------------     ---------------------    -------------------------------
5/09/2007                        700                         $83.00

(1) All purchases were effected through open market or privately negotiated transactions.
(2)   Inclusive of brokerage commissions